Exhibit 12(b).
Norwest Corporation and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Unaudited)

                          Six Months Ended
                                June 30                          Year Ended December 31
In thousands                1994       1993        1993       1992       1991       1990       1989

Computation of Income:
 Income before
  income taxes        $  580,085    478,813     879,755    645,568    491,673    284,453    383,681
 Capitalized interest          -        (22)        (65)       (24)         -        (13)      (165)
 Income before income
  taxes and capitalized
  interest               580,085    478,791     879,690    645,544    491,673    284,440    383,516
 Fixed charges           743,997    734,411   1,485,936  1,651,664  2,187,536  2,354,041  2,241,827
 Total income for
  computation         $1,324,082  1,213,202   2,365,626  2,297,208  2,679,209  2,638,481  2,625,343
 Total income for
  computation excluding
  interest on deposits
  from fixed charges  $  910,704    795,194   1,513,317  1,281,619  1,196,648  1,111,762  1,166,852

Computation of Fixed
 Charges:
 Net rental
  expense (a)         $   73,646     60,504     128,573    123,342    111,609    102,192     94,568
 Portion of rentals
  deemed
  representative
  of interest         $   24,549     20,168      42,858     41,114     37,203     34,064     31,523
 Interest:
  Interest on
   deposits              413,378    418,008     852,309  1,015,589  1,482,561  1,526,719  1,458,491
  Interest on
   federal funds
   and other
   short-term
   borrowings            113,581    126,552     238,046    277,835    352,384    522,849    493,142
  Interest on
   long-term debt        192,489    169,661     352,658    317,102    315,388    270,396    258,506
  Capitalized
   interest                    -         22          65         24          -         13        165
  Total interest         719,448    714,243   1,443,078  1,610,550  2,150,333  2,319,977  2,210,304
 Total fixed
  charges             $  743,997    734,411   1,485,936  1,651,664  2,187,536  2,354,041  2,241,827
 Total fixed
  charges excluding
  interest on
  deposits            $  330,619    316,403     633,627    636,075    704,975    827,322    783,336
 Preferred stock
  dividends               14,050     15,786      31,170     32,219     20,065      3,225      6,870
 Pre-tax earnings
  needed to meet
  preferred stock
  dividend
  requirements            20,765     23,100      44,728     44,367     23,997      5,294      9,232
 Total combined fixed
  charges and preferred
  stock dividends     $  764,762    757,511   1,530,664  1,696,031  2,211,533  2,359,335  2,251,059
 Total combined
  fixed charges
  and preferred stock
  dividends excluding
  interest on
  deposits            $  351,384    339,503     678,355    680,442    728,972    832,616    792,568

(a) Includes equipment rentals.


                                                                Exhibit 12(b).
                                                                   (continued)


Norwest Corporation and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Unaudited)

                           Six Months Ended
                                 June 30                        Year Ended December 31
In thousands                  1994      1993      1993      1992      1991      1990      1989

Ratio of Income to Combined
 Fixed Charges and Preferred
 Stock Dividends:
  Excluding interest on
   deposits                   2.59X     2.34      2.23      1.88      1.64      1.34      1.47
  Including interest on
   deposits                   1.73X     1.60      1.55      1.35      1.21      1.12      1.17

                                       55

